Asia Entertainment & Resources Ltd. Announces Fourth Quarter and Full Year 2012 Financial Results

Hong Kong, China – March 27, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, today announced unaudited financial results for the three months and year ended December 31, 2012. All currency amounts are stated in United States dollars. Please refer to the Annual Report on Form 20-F that will be filed with the Securities and Exchange Commission on or about March 28, 2013 for the full audited financial statements and related disclosures for the year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended December 31, 2012 was $4.1 billion, a decrease of 27% compared to $5.6 billion for the three months ended December 31, 2011

•	Net income, including the change in fair value of contingent consideration of $0.1 million related to the King's Gaming and Bao Li Gaming acquisitions, decreased 38% to $10.1 million or $0.24 per share (fully diluted) in the fourth quarter of 2012 from $16.3 million or $0.38 per share (fully diluted) in the same period of 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming was $12.6 million or $0.30 (fully diluted) for the three months ended December 31, 2012 as compared to income of $19.8 million or $0.46 (fully diluted) for the three months ended December 31, 2011. The decrease in Non-GAAP income was approximately 36%.

•	In the fourth quarter 2012, the Company repurchased and retired 1,011,600 shares at an average price of $3.15 per share. The Company purchased the maximum number of shares pursuant to its then-existing share repurchase program in the first quarter of 2013 and announced a new share repurchase program to purchase up to an additional four million of its ordinary shares on the open market at prices to be determined by the Company’s management. The program commences on the second business day after today’s release of the Company's financial results for the year ended December 31, 2012 and expires on December 31, 2013.

Full Year 2012 Highlights

•	Rolling Chip Turnover for the year ended December 31, 2012 in the Company’s VIP gaming rooms was $18.1 billion, a decrease of 9% compared to $19.9 billion for the year ended December 31, 2011.

•	Net income, including the change in fair value of contingent consideration of $15.2 million related to the King's Gaming and Bao Li Gaming acquisitions, decreased 9% to $70.1 million or $1.66 per share (fully diluted) in the year ended December 31, 2012 from $77.3 million or $2.00 per share (fully diluted) for the year ended December 31, 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming was $61.6 million or $1.46 per share (fully diluted) for the year ended December 31, 2012, as compared to income of $76.1 million or $1.97 per share (fully diluted) for the year ended December 31, 2011. The decrease in Non-GAAP income was approximately 19%.

The decrease in net income and Non-GAAP income for the three months ended December 31, 2012 was due primarily to decreased Rolling Chip Turnover and a lower-than-average win rate for November and December of 2012. Revenue was previously generated by a fixed commission of 1.25% of Rolling Chip Turnover; however, beginning in September 2012, revenue began to be generated through sharing in wins and losses with the Casino Operators, which increases the volatility in the Company’s revenues.

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The decrease in net income and Non-GAAP income for the year ended December 31, 2012 was due primarily to lower revenue generated from decreased Rolling Chip Turnover as a result of the economic slowdown in parts of Mainland China. In order to control credit exposure, the amounts of markers made available to junket agents were reduced, negatively impacting the growth in Rolling Chip Turnover. Rolling Chip Turnover generally is correlated with the availability of cage capital that can be made available for credit to junket agents.

“Despite the lower year-over-year results we believe we managed our business appropriately to reduce exposure to undue risk that can impair longer-term growth,” said Mr. Man Pou Lam (Mr. Lam), Chairman of AERL. “The tightening of credit to junket agents had a near-term impact on our overall performance that we expect will reverse as a result of improvement in the Chinese economy. To that end, as of September 2012, we shifted our remuneration model away from a fixed commission model to a revenue sharing model, which should allow us to improve our competitiveness in the market and hopefully increase our net income and Non-GAAP income. We remain committed to growing our business presence in the Macau VIP gaming market and continuing to create value for our shareholders.”

Outlook for 2013

For the first two months of 2013, AERL’s Rolling Chip Turnover was US$2.55 billion (an average of $1.28 billion per month), down 29% year-over-year, compared to US$3.62 billion (an average of $1.81 billion per month) for the first two months of 2012. Win rate for the first two months of 2013 was 3.89%.

In view of the tightening of credit to junket agents, the Company is providing Rolling Chip Turnover guidance for its four existing VIP rooms in Macau of $1.5 billion per month in the aggregate (subject to monthly fluctuations), which equates to a total of $18 billion in the aggregate for full year 2013, which is comparable with 2012 results.

The Company believes that for the remainder of 2013, all of its business will remain on a revenue sharing basis. The Company is also providing Non-GAAP income guidance for the year ended December 31, 2013 of $60 million to $75 million based on the current and expected performance of its existing four VIP gaming rooms in Macau, and does not take into consideration any possible future expansion or additional VIP gaming rooms.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results today at 10:00AM EDT/10:00PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-329-8893 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-325-2491 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 5824580.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

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About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F to be filed on or about March 28, 2013, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	For the Three Months Ended December 31, 2012	For the Three Months Ended December 31, 2011	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	*

Revenue from VIP Gaming Operations	$56,423,329	$69,705,359	$236,300,623	$250,575,452

Expenses
- Commission to Agents	38,410,863	44,487,138	154,569,837	155,968,504
- Selling, General and Administrative Expenses	4,987,288	4,910,184	18,340,972	16,550,387
- Special Rolling Tax	405,262	557,441	1,815,034	1,993,208
- Amortization of Intangible Assets	2,429,703	1,265,409	6,622,238	5,058,204
Total Expenses	46,233,116	51,220,172	181,348,081	179,570,303

Operating income before change in fair value of contingent consideration	10,190,213	18,485,187	54,952,542	71,005,149
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming and Bao Li	(79,883)	(2,128,679)	15,166,700	6,248,361
Net Income	10,110,330	16,356,508	70,119,242	77,253,510

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	94,923	191,861	669,109	(64,634)
Total Comprehensive Income	$10,205,253	$16,548,369	$70,788,351	$77,188,876

Net Income Per Share
Basic	$0.24	$0.42	$1.66	$2.07
Diluted	$0.24	$0.38	$1.66	$2.00
Weighted Average Shares Outstanding
Basic	41,975,321	38,824,741	42,324,462	37,371,426
Diluted	41,975,980	42,619,352	42,324,628	38,691,186

* Derived from the audited financial statements for the year ended December 31, 2011.

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Unaudited)	*
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$20,644,296	$16,718,565
Accounts Receivable, Net	2,480,961	1,240,142
Markers Receivable	241,706,663	240,131,089
Prepaid Expenses and Other Assets	303,570	292,559
Total Current Assets	265,135,490	258,382,355

Intangible Assets (net of accumulated amortization of $12,553,037 and $5,902,419 at December 31, 2012 and 2011, respectively)	94,451,063	54,983,937
Goodwill	17,037,761	14,992,009
Property and Equipment (net of accumulated depreciation of $14,366 and $1,101 at December 31, 2012 and 2011, respectively)	13,698	26,855
Deferred Offering Costs	807,401	-
Other Assets	21,592	22,158
TOTAL ASSETS	$377,467,005	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$34,799,982	$46,270,563
Accrued Expenses	14,091,723	16,157,439
Payable-King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	12,057,600
Loan Payable, Shareholders, current	2,214,078	2,641,619
Total Current Liabilities	60,105,783	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	32,294,981	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	9,000,000	32,492,985
Total Liabilities	161,400,764	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued 41,177,217 at December 31, 2012 and 38,804,064 at December 31, 2011	4,118	3,881
Additional Paid-in Capital	69,670,922	52,581,098
Retained Earnings	145,828,260	106,308,297
Accumulated Comprehensive Income (Loss)	562,941	(106,168)
Total Shareholders' Equity	216,066,241	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$377,467,005	$328,407,314

* Derived from the audited financial statements for the year ended December 31, 2011.

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	Cash Flow Information For the Year Ended December 31,
	2012	2011*
	(Unaudited)
Net cash provided by operating activities	$46,428,105	$5,280,509
Net cash used in investing activities	$(15,146,032)	$(27,956)
Net cash used in financing activities	$(27,390,634)	$(2,305,762)
Net increase in cash and cash equivalents	$3,891,439	$2,946,791

*	Condensed from the audited financial statements for the year ended December 31, 2011.

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the years ended December 31, 2012 and 2011 differs from net income and EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides a complete picture of its operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of the Company’s unaudited net income to Non-GAAP income and GAAP EPS to the Company’s Non-GAAP EPS:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Net Income attributable to ordinary shareholders	$70,119,242	$77,253,510
Amortization of intangible assets	6,622,238	5,058,204
Change in fair value of contingent consideration	(15,166,700)	(6,248,361)
Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$61,574,780	$76,063,353

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	For the Year Ended December 31, 2012		For the Year Ended December 31, 2011
	Basic	Fully Diluted	Basic	Fully Diluted
Earnings per share attributable to ordinary shareholders	$1.66	$1.66	$2.07	$2.00
Amortization of intangible assets	0.16	0.16	0.14	0.13
Change in fair value of contingent consideration	(0.36)	(0.36)	(0.17)	(0.16)
Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$1.46	$1.46	$2.04	$1.97

Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1 646-450-8808
preissj@aerlf.com

or

ICR
William Schmitt, 203-682-8294
william.schmitt@icrinc.com

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